Exhibit 16.1

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

January 31, 2008

Mr. Robert J. Hanks

Chief Executive Officer

Harbor Acquisition Corporation

400 Crown Colony Drive, Suite 104

Quincy, MA 02169

Dear Mr. Hanks:

Effective October 3, 2007, the partners of Goldstein Golub Kessler LLP (GGK), became partners of McGladrey & Pullen, LLP in a limited asset purchase agreement. As a result of this transaction, the client-auditor relationship between Harbor Acquisition Corporation (Commission File Number 001-32688) and Goldstein Golub Kessler LLP, independent registered public accounting firm, has ceased effective January 31, 2008.

Sincerely,

GOLDSTEIN GOLUB KESSLER LLP\-

cc:	PCAOB Letter File
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7561

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602

TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com